SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )


                              GUTHRIE SAVINGS, INC.
                              ---------------------
                                (Name of issuer)


                     Common Stock $0.01 Par Value Per Share
                     --------------------------------------
                         (Title of class of securities)


                                    403458102
                                    ---------
                                 (CUSIP Number)


                           Samuel J. Malizia, Esquire
                      Malizia, Spidi, Sloane & Fisch, P.C.
                       1301 K Street, N.W., Suite 700 East
                             Washington, D.C. 20005
                                 (202) 434-4660
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  June 24, 1997
                                  -------------
                     (Date of event which requires filing of
                                 this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
|_|.

         Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages.)

                                  (Page 1 of 7)


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


-----------------------------------------------------                          --------------------------------------------------

CUSIP No.  403458102                                             13D             Page 2 of ___ Pages
-----------------------------------------------------                          --------------------------------------------------

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           1             NAME OF REPORTING PERSONS
                         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                         William L. Cunningham

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           2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                (a)  |_|
                                                                                                                         (b)  |_|

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           3             SEC USE ONLY


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           4             SOURCE OF FUNDS

                                          PF
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           5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                           TO ITEM 2(d) or 2(e)                                                                               |_|


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           6             CITIZENSHIP OR PLACE OF ORGANIZATION
                         United States

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                               7          SOLE VOTING POWER
      NUMBER OF
        SHARES                                                   17,336
     BENEFICIALLY
       OWNED BY
         EACH
      REPORTING
     PERSON WITH

                       ------------------------------------------------------------------------------------------------------------
                               8          SHARED VOTING POWER
                                                                  4,229
                       ------------------------------------------------------------------------------------------------------------
                               9          SOLE DISPOSITIVE POWER
                                                                 17,336
                       ------------------------------------------------------------------------------------------------------------
                               10         SHARED DISPOSITIVE POWER
                                                                  3,091
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          11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                  21,565
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          12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                         CERTAIN SHARES                                                                                       |_|


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          13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         5.1%

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          14             TYPE OF REPORTING PERSON
                         IN

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

Item 1.  Security and Issuer
-------  -------------------

         The class of equity securities to which this Statement relates is the common stock, $0.01 par value per share (the "Common Stock"), of Guthrie Savings, Inc. (the "Issuer"), the executive office of which is located at 120 North Division, Guthrie, Oklahoma 73044.

Item 2.  Identity and Background
-------  -----------------------

         The name and business address of the person filing this Statement is William L. Cunningham, 120 N. Division, Guthrie, Oklahoma 73044. Mr. Cunningham is the President, Chief Executive Officer and a director of the Issuer. During the last five years, Mr. Cunningham has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Mr. Cunningham is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration
-------  -------------------------------------------------

         Mr. Cunningham may be deemed to beneficially own the following shares of common stock: (1) 10,050 shares of common stock indirectly owned by him through an individual retirement account ("IRA") for a total purchase price of approximately $100,500, all but 50 of which shares were acquired on October 11, 1994 with personal funds held in this account; (2) 75 shares of common stock acquired for $750 on October 11, 1994 and held in the names of grandchildren for which Mr. Cunningham provided personal funds; (3) 5,151 shares of common stock that may be acquired within 60 days by the exercise of options granted to Mr. Cunningham under the Issuer's stock option plan; and (4) 5,151 shares of common stock that Mr. Cunningham was awarded pursuant to a management stock bonus plan ("MSBP") at no cost for which 20% vest on each of July 27, 1996, 1997, 1998, 1999 and 2000 over which he currently exercises sole voting power and sole dispositive power over vested shares; and (5) 1,138 shares (excludes a fractional share) of common stock allocated at no cost pursuant to an employee stock ownership plan ("ESOP") over which he exercises shared voting power and no dispositive power.

Item 4. Purpose of Transaction
------------------------------

         All of the shares reported on this Schedule 13D as beneficially owned by Mr. Cunningham were acquired for investment. Mr. Cunningham may, from time to time, depending upon market conditions and other investment considerations, purchase additional securities of the Issuer for investment or dispose of securities of the Issuer. As a director and an executive officer of the Issuer, Mr. Cunningham, from time to time, explores and is presented with potential actions and transactions which may be advantageous to the Issuer and its stockholders, including possible mergers, acquisitions and other business combinations.

         Other than in the performance of his duties as a director and an executive officer of the Issuer, Mr. Cunningham has no current plans or proposals which relate to or would result in:

         (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f)      any  other  material  change  in  the  Issuer's   business  or
                  corporate structure;

         (g) changes in the Issuer's certificate of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any persons;

         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

         (j)      any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer
-------  ------------------------------------

         Mr. Cunningham may be deemed to own beneficially an aggregate of 21,565 shares of common stock, constituting 5.1% of the number of shares of common stock outstanding on the date hereof (adjusted for the issuance of shares to cover the exercise of stock options that may be deemed to be beneficially owned by Mr. Cunningham). Such amount includes 10,125 shares

Mr. Cunningham beneficially owns indirectly, with sole voting and investment power, and 1,138 shares (excluding a fractional share) held in the ESOP, with whom he may be deemed to have shared voting and no investment power. Such amount also includes 5,151 shares awarded through the MSBP directly owned and for which there is sole voting and dispositive power over 2,060 shares and for which there is no voting and indirect shared dispositive power over 3,091 shares. This amount also includes options granted to Mr. Cunningham under a stock option plan to purchase 5,151 shares of common stock. Mr. Cunningham holds options to acquire 12,878 shares of common stock of which 20% vest on each of July 27, 1996, 1997, 1998, 1999 and 200, and of which 7,727 are not exercisable within 60 days and are not included in the total shown above. No transactions have occurred within the past 60 days.

Item 6. Contracts, Arrangements, Understanding or Relationships
         With Respect to Securities of the Issuer
---------------------------------------------------------------

         Not Applicable.

Item 7.  Material to be Filed as Exhibits
-------  --------------------------------

         None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    June 24, 1997                       /s/William L. Cunningham
         -------------                       ------------------------
                                             William L. Cunningham